Aquasition Corp. Receives Nasdaq Deficiency Notice

NEW YORK, MAY 24, 2013 /PRNewswire/ — Aquasition Corp. (AQU) (the "Company") today announced that on May 20, 2013 the Company received a notice from the Nasdaq Stock Market (“Nasdaq”) that the Company no longer complies with Nasdaq’s rules for continued listing as a result of its failure to timely file its Annual Report on Form 20-F in violation of Nasdaq Rule 5250(c)(1). The Company has 60 days from the date of the notice to provide Nasdaq with a plan to regain compliance.

Aquasition Corp. is a blank check company formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar acquisition transaction, one or more businesses or assets.

Contact: Matthew Los, +44(0)20-7426-1155